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                               February 13, 2024

       Kenneth Boutilier
       President
       AC Partners, Inc.
       4053 Southwest Rivers End Way
       Palm City, FL 34490

                                                        Re: AC Partners, Inc.
                                                            Offering Statement
on Form 1-A
                                                            Filed January 30,
2024
                                                            File No. 024-12395

       Dear Kenneth Boutilier:

                                                        We have reviewed your
offering statement and have the following comments.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Form 1-A filed January 30, 2023

       Cover Page

   1. We note your disclosure that after the initial closing of this offering, we expect to hold closings on at least a
monthly basis. Please clarify when the initial closing of this offering will occur.
       Risk Factors, page 2

   2. We note that clause 6 of your subscription agreement contains an exclusive forum and a jury trial waiver
provision. Please revise the risk factor disclosure on page 6 to clearly disclose:
                                                            the exclusive forum
provision, including the relevant forum for litigation;
                                                            any risks or
impacts upon investors of the exclusive forum provision, including but not limited to
increased costs to bring a claim and that these provisions can discourage claims
or limit investors    ability to bring a claim in a judicial forum that
                                                             they find
favorable;
                                                            enforceability
under federal and state law;
 Kenneth Boutilier
AC Partners, Inc.
February 13, 2024
Page 2
                whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;
                to the extent the provisions apply to federal securities law claims, revise the disclosure to state that by agreeing to the provision, investors will not be deemed to have waived the company s compliance with the federal securities laws and the rules and regulations thereunder; and
                whether purchasers of interests in a secondary transaction would be subject to these provisions.
Plan of Distribution and Selling Securituholders, page 10

3. Revise to clarify whether any shareholders are offering any shares they hold. We note your disclosure on page10 states "no shareholders are currently planning to sell securities into the offering. Owners may sell up to 15% of the overall amount raised."
Use of Proceeds to Issuer, page 12

4. Please disclose whether the proceeds will be used to compensate or otherwise make payments to officers or directors of the company or any of its subsidiaries. Please also
         clarify the term    Management Team Build-Up" here and throughout the
offering
         circular. Refer to Instruction 2 to Item 6 of Form 1-A.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
14

5.       Please revise to provide management   s discussion and analysis of
financial condition and
         results of operations for the appropriate required financial statement periods and the material year-over-year changes in your consolidated balance sheet accounts for the periods presented as required by Item 9 of Part II of Form 1-A. Shareholders, Directors, Executive Officers and Significant Employees, page 18

6.     Please revise this section to specifically disclose management   s
business experience over
       that past five years and include dates of employment. Please also disclose any family relationships between the officers and directors. See Item 10(b) and (c) of Part II of Form
       1-A.LastNameKenneth Boutilier
FirstName
Comapany
7.          NameAC
       Please           Partners,the
                clearly disclose Inc.specific conflicts of interest of the officers and directors. We note
February  13,the  general
               2024  Pagerisk
                           2 factor disclosure on page 7.
FirstName LastName
 Kenneth Boutilier
FirstName LastNameKenneth   Boutilier
AC Partners, Inc.
Comapany13,
February  NameAC
             2024 Partners, Inc.
February
Page 3 13, 2024 Page 3
FirstName LastName
Signatures , page III-2

8. Please include the signature of your principal executive officer and principal accounting officer. See Instructions to Signatures of Form 1-A.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of Real
Estate & Construction
cc:      Donald R. Keer, P.E., Esq